Exhibit 99.1

NLS Pharmaceutics Announces Decision by Japanese Patent Office to Grant Patent in Japan for Mazindol Extended-Release

•	Key patents now granted in major markets including the U.S., Europe, Japan, Canada & South Korea

•	Patent claims cover use of the Company’s lead product candidate, Quilience® (mazindol ER) in attention deficit hyperactivity disorder (ADHD), narcolepsy & idiopathic hypersomnia

Switzerland/Zurich, July 28, 2022 - NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, announces that the Japanese Patent Office (JPO) notified the Company of its decision to grant patent application 2018-546837 for the proprietary formulation of Quilience® (Mazindol ER). Once issued, the patent will cover oral formulations containing immediate-release and sustained-release layers of mazindol and their use in treating attention deficit disorder/hyperactivity disorder (ADHD), excessive daytime sleepiness (EDS) including narcolepsy and idiopathic hypersomnia (IH).

“We are pleased to obtain patent coverage in another major market for our proprietary formulation of Quilience® to treat ADHD, narcolepsy and IH,” said Alex Zwyer, Chief Executive Officer of NLS. “Given our patent estate and the Orphan Drug Designations that we have in both the U.S. and Europe, we believe that our proprietary position on Quilience® is strong. We look forward to reporting the final results from our Phase 2a narcolepsy trial for Quilience® in late September 2022 and also providing an update from the open-label extension study later this year.”

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. is a Swiss clinical-stage biopharmaceutical company led by an experienced management team with a track record of developing and repurposing product candidates to treat rare and complex central nervous system disorders. The Company’s lead product candidate, Quilience®, is a proprietary extended-release formulation of Mazindol (Mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as idiopathic hypersomnia (IH). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2a clinical trial evaluating Quilience® in adult subjects suffering from narcolepsy is currently ongoing in the United States. Previously, NLS successfully completed a Phase 2’ study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult subjects suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD. NLS has announced that it plans to enable patients diagnosed with IH to access treatment with Quilience® through an early access program (EAP). EAPs have great potential to benefit all stakeholders involved, from the patient who receives the medicine early, to the pharmaceutical company who provides it. Although EAPs can represent a significant undertaking, companies who invest in them can see considerable benefit in terms of launch preparedness, relationship building and market penetration.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses its expected timing to report the final results from its Phase 2a narcolepsy trial for Quilience® and the expectation that it will provide an update from its open-label extension study later this year. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

Corporate Contact

Alex Zwyer, CEO: +41 44 512 21 50

Investor Relations Contact

Cindy Rizzo: +1 908-229-7050

Media Contact

Pascal Nigen: +1 917-385-2160

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www.nlspharmaceutics.com